CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

December 15, 2021

VIA E-MAIL

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Charlie Guidry, Staff Attorney
Dietrich King, Staff Attorney

Re:	DH Enchantment, Inc. (f/k/a Energy Management International Inc.)
Amendment No. 2 to Registration Statement on Form 10-12G
Filed on November 3, 2021
File No. 000-56322

Gentlemen:

On behalf of DH Enchantment, Inc. (f/k/a Energy Management International Inc. (the “Company” or “ENMI”), we are hereby responding to the comment letter dated December 7, 2021 (the “Staff Letter”), from the staff of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Amendment No. 2 to Registration Statement on Form 10-12G

Business, page 1

1. We note your response to comment 1. Please revise to further clarify that if Chinese regulatory authorities disallow your structure it would likely (emphasis added) result in a material change in your operations and/or value of your securities, including it could cause the value of such securities to significantly decline or become worthless.

Response: We have amended the section entitled “Overview” of Item 1: Business on page 1 to incorporate the foregoing disclosure.

2. We note your revised disclosure in response to comment 2. Please further revise the disclosure in the last paragraph on page 1 to specifically address recent statements and regulatory actions by China's government, in addition to the changes in Chinese internal regulatory mandates that are discussed.

Response: We have amended the section entitled “Overview” of Item 1: Business on pages 1 and 2 to incorporate the foregoing disclosure.

Charlie Guidry
Dietrich King
Division of Corporation Finance

Office of Trade & Services

December 15, 2021

3. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: We have amended the section entitled “Overview” of Item 1: Business on page 1 to incorporate the foregoing disclosure.

4. We note your disclosure in response to comment 3. Please also discuss in this section the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. In addition, expand the fifth bullet on page 2 to clarify that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Please acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Finally, with respect to the risks you discuss here and that were identified in comment 3, please provide specific cross- references to the individual risk factors that discuss the risks in greater detail.

Response: We have amended the fifth bullet point on page 2 to incorporate the foregoing disclosure.

5. We note your revised disclosure in response to comment 4. Please expand to provide disclosure regarding your intentions to distribute earnings from your Hong Kong subsidiary. State whether any transfers, dividends, or distributions have been made to date.

Response: We have made the requested disclosures on page 4 of the registration statement in the section entitled “Transfers of Cash to and from Our Subsidiaries.”

Risk Factors, page 14

6. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: We have amended the risk factor on page 17 in the section entitled “The Holding Foreign Companies Accountable Act requires the Public Company Accounting Oversight Board (PCAOB) to be permitted to inspect the issuer's public accounting firm within three years. There are uncertainties under the PRC Securities Law relating to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, they may suspend or de-register our registration with the SEC and delist our securities from applicable trading market within the US.”

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW